December 27, 2013

Via EDGAR

Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 131 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on December 17, 2013, with respect to post-effective amendment number 131 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on October 31, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments, as described below, will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 132).

Comments on the Prospectuses

Comment 1. In the Annual Fund Operating Expenses tables, please confirm that the expense limits will be in place for no less than one year from the effective date of the Fund’s registration statement.

Response: Confirmed.

Comment 2. With respect to the expense waivers, is there an opportunity to recoup expenses?

Response: No.

Comment 3. Please confirm the examples take into account the expense waivers or reimbursements for the entire time period in which the waiver or reimbursement is in effect.

Response: Confirmed.

Comment 4. For all funds identifying a principal investment strategy of investing in foreign securities, if such investing includes emerging markets, please include appropriate disclosure.

Response: The Funds that invest in emerging markets as a principal investment strategy include relevant disclosure.

Comment 5. For the Bond Market Index Fund, the following sentence appears: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in debt securities held by the Barclays U.S. Aggregate Bond Index (the "Index") at the time of each purchase. Does this mean that the Fund invests in all securities in the Index? If not, how are securities chosen?

Response: The Fund will invest as described in the quoted sentence. As stated in the Principal Investment Strategies, the Fund’s investment approach is designed to track the performance of the Barclays U.S. Aggregate Bond Index. Index fund investing is further described in the Additional Information about Investment Strategies and Risks section (see Index Funds and Management Risk (Passive Management)). Those discussions note that index funds may not always be invested in the less heavily weighted securities in the index because of the difficulty of executing small trades.

Comment 6. For all funds that include Active Trading Risk as a principal risk, please revise the risk to make the risk specific to each fund by saying “This fund has a portfolio turnover rate…” instead of “A fund that has a portfolio turnover rate…”.

Response: The Registrant respectfully declines to revise the risk disclosure because its presence in a particular fund summary, coupled with the portfolio turnover data in that fund summary, make clear that the risk is relevant to that fund.

Comment 7. When the phrase “real estate securities” is used in the Principal Investment Strategies section, please define it.

Response: The Registrant respectfully declines to revise the disclosure as requested. The summary section Principal Risk for real estate securities informs the reader about real estate securities. Furthermore, the Registrant defines real estate securities in the Additional Information about Investment Strategies and Risks and does not need to repeat the definition in the summary section. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 8. For all funds that include Risk of Being an Underlying Fund as a principal risk, please revise the risk to make the risk specific to each fund by saying “This Fund…” instead of “A fund is subject to…”.

Response: The Registrant respectfully declines to revise the risk disclosure because its presence in a particular fund summary makes clear that the risk is relevant to that fund.

Comment 9. In the Diversified Real Asset Fund principal investment strategies disclosure about bonds, please include disclosure about the quality and maturity of the bonds in this portion of the Fund.

Response: The Registrant respectfully declines to revise the disclosure. The Fund is not managed to a particular quality or maturity; therefore, those factors are not part of the Fund’s principal investment strategies and including disclosure about them would not be meaningful.

Comment 10. Does the Diversified Real Asset Fund invest in any derivatives other than commodity index linked notes? If so, include appropriate disclosure.

Response: There are no other derivatives that are principal investment strategies for the Fund; therefore, the Registrant respectfully declines to revise the disclosure.

Comment 11. If the Global Multi-Strategy Fund will sell credit default swaps, please confirm that these transactions will be covered for the notional value.

Response: Confirmed.

Comment 12. The Global Multi-Strategy and Global Opportunities Funds use the word “global” in their names. The Registrant should use the word “global” consistently. Also, the Principal Investment Strategies for these Funds state that they invest in “securities that are tied economically to a number of countries throughout the world.” How do the Funds make this determination?

Response: The Registrant respectfully submits that Funds may differ in their use of the word “global.” In fact, the Commission itself contemplates such differences. See Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” (Footnote omitted. Emphasis added.)).

The Registrant respects the Commission’s concerns regarding materially deceptive and misleading fund names; however, the Registrant believes such concern is misplaced here. The Registrant respectfully submits these Funds’ names are not materially deceptive or misleading. As the Rule 35d-1 adopting release states, a fund using “global” in its name is not subject to Rule 35d-1. (IC-24828, January 17, 2001, footnote 42). The Principal Investment Strategies and Principal Risks for these Funds make clear that these Funds intend to invest in securities tied economically to a number of countries throughout the world, yet neither Fund has a set requirement as to the amount of its assets committed to foreign securities. The Principal Investment Strategies for both of these Funds emphasize the flexible investment approach each Fund intends to take when selecting investments. Both Funds, as disclosed in the statement of additional information, have adopted a non-fundamental policy that allows them to invest up to 100% of their assets in foreign securities. This disclosure, taken together, makes clear that the Fund intends to invest its assets in a manner consistent with the common understanding of the word “global.” See Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 532 (“of, relating to, or involving the entire world: WORLDWIDE”).

Comment 13. For the Global Multi-Strategy Fund, please confirm short sale costs are included in the other expenses in the Annual Fund Operating Expenses table.

Response: Confirmed.

Comment 14. In the Global Multi-Strategy Fund’s principal investment strategies description of the Credit Long/Short and Distressed Credit strategy, disclose the maturity and duration of the fixed-income investments.

Response: The Registrant respectfully declines to revise the disclosure. The Credit Long/Short and Distressed Credit strategy of the Global Multi-Strategy Fund is not managed to a particular maturity or duration; therefore, those factors are not part of the principal investment strategies and including disclosure about them would not be meaningful.

Comment 15. Please revise the disclosure so that the Principal Risk for derivatives is fund specific.
Response: The Registrant believes the Principal Risks disclosure for derivatives accurately summarizes the risk of using the various derivative instruments. The Additional Information about Investment Strategies and Risks gives further explanation about different derivative instruments. We note that Form N-1A, General Instructions C.1 instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions as well as excessive detail.

Comment 16. The Principal Investment Strategies for the Small-MidCap Dividend Income Fund states that the Fund invests in foreign securities. On what basis does the Fund determine the securities are foreign?

Response: The Additional Information about Investment Strategies and Risks includes a Foreign Securities section. In it, the Registrant defines foreign securities. That definition is the basis for determining which securities are foreign.

Comment 17. Does the Opportunistic Municipal Fund have a maturity policy for investing? If so, disclose it in the Principal Investment Strategies.

Response: No.

Comment 18. Does the Preferred Securities Fund have a maturity policy for investing? If so, disclose it in the Principal Investment Strategies.

Response: No.

Comment 19. Given the inclusion of the Foreign Securities Risk in the Principal Risks section for the Preferred Securities Fund, include a reference to foreign investing in the Principal Investment Strategies.

Response: The Registrant respectfully declines to revise the disclosure because the Principal Investment Strategies section references investments in the non-U.S. financial services industry.

Comment 20. The Preferred Securities Risk in the Principal Risks section uses the phrase “junior subordinated.” Please use plain English when referring to that concept.

Response: The Registrant will revise the documents as requested.

Comment 21. The objective for the Small-MidCap Dividend Income Fund states as follows: “The Fund primarily seeks to provide a relatively high level of current income and long-term growth of income, and secondarily long-term growth of capital, while investing primarily in small- to mid-capitalization companies.” The phrase, “while investing primarily in small- to mid-capitalization companies” describes an investment strategy and the Staff does not believe it is appropriate to include strategy language in the objective.

Response: The Registrant respectfully declines to revise the disclosure. Form N-1A Item 2 requires disclosure of “the Fund’s investment objectives or goals.” This Fund has a goal of “investing primarily in small- to mid-capitalization companies;” therefore, including this phrase here is consistent with the requirements of Form N-1A. Moreover, changing the objective of the Fund would require approval by the Board of Directors.

Comment 22. In the Principal Investment Strategies for the Small-MidCap Dividend Income Fund, the following phrase is included: “companies with small to medium market capitalizations are those with market capitalizations similar to companies in the Russell 2500 Value Index.” What does “similar to companies” mean?

Response: This phrase is a means of comparing the market capitalizations of the companies in which the Fund invests against the market capitalizations of the companies in the cited index.

Comment 23. In the Principal Investment Strategies for the Small-MidCap Dividend Income Fund a reference to fixed-income securities appears. Please specify the grade of fixed-income securities.

Response: The Registrant respectfully declines to revise the disclosure. The Fund is not managed to a particular quality; therefore, that factor is not part of the Fund’s principal investment strategies and including disclosure about it would not be meaningful.

Comment 24. In the Additional Information about Investment Strategies and Risk section (Convertible Securities), the following sentence appears: “Depending on the features of the convertible security, the fund will treat a convertible security as either a fixed-income or equity security for purposes of investment policies and limitations because of the unique characteristics of convertible securities.” For any Fund that treats convertible securities as equities and includes the convertible securities in the 80% test basket as equities, the convertible securities need to be immediately convertible to equity securities. Please confirm this is the approach the Registrant uses.

Response: Upon purchase, the Registrant treats convertible securities that convert into stock as equities when it applies investment limitations and policies.

Comment 25. In the Additional Information About Investment Strategies and Risks - Foreign Securities section, there is a definition for foreign securities. Include this definition in the summary section for all funds that invest in foreign securities as a principal investment strategy.

Response: The Registrant respectfully declines to revise the disclosure as requested. The summary section Principal Risk for foreign securities informs the reader about foreign securities. Furthermore, the Registrant defines foreign securities in the Additional Information about Investment Strategies and Risks and does not need to repeat the definition in the summary section. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 26. In the Principal Investment Strategies for the International Equity Index Fund, include disclosure about the market capitalization on which the Fund focuses.

Response: The Registrant respectfully declines to revise the disclosure as requested. This Fund’s focus is on the securities that comprise the MSCI EAFE NDTR D Index rather than market capitalization. Selecting securities based on market capitalization is not a principal investment strategy for this Fund; therefore, disclosure about market capitalization would not be appropriate. See Form N-1A General Instructions C. 1. (c) (“The prospectus should avoid ….disproportionately emphasizing possible investments or activities of the Fund that are not a significant part of the Fund’s investment operations.”).

Comment 27. If the International Equity Index Fund is subject to risks of investing in small or medium market capitalization companies, please disclose it.

Response: The Additional Information about Strategies and Risks disclosure for this Fund notes that the Fund has a non-principal investment strategy of investing in small and medium market capitalization companies; therefore, the Registrant respectfully submits that additional disclosure is not needed.

Comment 28. If the International Equity Index Fund invests in any derivatives other than futures, please disclose it in the Principal Investment Strategies.

Response: The International Equity Index Fund does not invest in other derivatives as a principal investment strategy; therefore the Registrant respectfully submits that additional disclosure is not needed.

Comment 29. In the prospectuses, please specify the date and the annual or semiannual report in which a discussion regarding the basis for the Board of Directors approval of the management and sub-advisory agreements with Principal Management Corporation will be available.

Response: The requested revision will be made; however, with respect to the Capital Securities Fund, a specific date and reference to either an annual or semiannual report is not possible at this time because it has not commenced operations.

Comments on the Statement of Additional Information

Comment 30. Fundamental Restriction number 7 (concentration) states in part: “This restriction does not apply to the Capital Securities, Diversified Real Asset or Preferred Securities Funds.” Affirmatively state the policy for these three funds.

Response: The Registrant will revise the SAI by including the following sentence below this fundamental restriction: “The Capital Securities, Diversified Real Asset, and Preferred Securities Funds will concentrate their investments in a particular industry or group of industries as described in the prospectus.”

Comment 31. The following sentence is included in the Industry Concentration discussion: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” The Staff believes the language regarding tax-exempt municipal securities needs to be qualified such that if a project is tied to a particular industry, the Fund would consider the bonds issued in connection with that project to be part of the industry associated with that project for industry concentration purposes.

Response: The Registrant believes its disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). Moreover, the Registrant notes that the Municipal Obligations disclosure in the statement of additional information includes the following statement: “To the extent that a fund invests a significant portion of its assets in municipal obligations issued in connection with a single project, the fund likely will be affected by the economic, business or political environment of the project.”

Comment 32. In the Portfolio Holdings Disclosure section, the following sentence appears: “If a conflict of interest is identified in connection with disclosure to any such third party, the Fund's or Principal's Chief Compliance Officer ("CCO") must approve such disclosure, in writing before it occurs.” Please confirm this covers conflicts between the advisor, the advisor’s affiliates, and shareholders.

Response: Confirmed.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant